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                                                                Exhibit 99(a)(9)

                              FOR IMMEDIATE RELEASE
                              ---------------------


                   BIOVAIL OBTAINS BONDHOLDER CONSENT FOR ITS
                     ACQUISITION OF ADDITIONAL FUISZ SHARES


         TORONTO, CANADA, August 19, 1999--Biovail Corporation International (NYSE, TSE: BVF) ("Biovail"). Biovail announced today that as of 5:00 p.m. yesterday, it had obtained the consent of a majority of the holders of its 10 7/8% Senior Notes due 2005 to certain proposed amendments to the indenture governing such notes. The proposed amendments will permit Biovail to acquire the common stock, par value $.01 per share, of Fuisz Technologies Ltd. (Nasdaq:
FUSE) ("Fuisz") pursuant to Biovail's previously announced tender offer.

         As previously announced, the $7.00 per share cash tender offer by Biovail's wholly-owned subsidiary, ABCI Acquisition Sub. Corporation, for up to 6,585,225 outstanding shares of Fuisz will expire at 12:00 midnight, New York City time, on August 26, 1999, unless extended. The offer is also subject to other terms and conditions, including provisions permitting Biovail to extend the offer under certain circumstances, as disclosed in the offer to purchase.

         "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.